4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204 487 7412
Fax: 204-488-9823

Medicure Receives $14.6 Million From Exercise
of Common Share Purchase Warrants

WINNIPEG, Manitoba – (December 24, 2003). Medicure Inc. (TSX:MPH), a cardiovascular drug discovery and development company, announced today that investors exercised 99% of the Corporation’s common share purchase warrants and agents’ compensation units for proceeds of $14,578,750. The warrants and agents’ compensation units, which expired on December 20, 2003, were part of Medicure’s public offering that closed on December 20, 2001.

Each common share purchase warrant entitled the holder to acquire, on or before December 20, one common share of the Corporation upon payment of an exercise price of $0.81 per share. A total of 16,813,272 warrants were exercised. In addition, 1,538,461 agents’ compensation units were exercised at a price of $0.65. Each of these agents’ compensation units consisted of one common share and one common share purchase warrant.

“This clearly shows the level of confidence our investors have in the Company and our drug discovery program,” stated Albert D. Friesen, Ph.D, Medicure’s President and Chief Executive Officer. “This additional $14.6 million further strengthens our already solid financial position and will enable us to fund the Phase II clinical trial on coronary bypass surgery and our larger Phase II/III trial on hypertension next year.”

The Company currently has cash and cash equivalents totaling $22,700,000.

About Medicure Inc.

Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine. The Company’s lead drug, MC-1, is focused on the prevention and treatment of ischemia, ischemic reperfusion injury, and stroke. The cardiovascular and stroke market is the largest pharmaceutical sector with annual global sales of over US $70 billion.

The Company’s second product candidate, MC-4232, is being targeted for the treatment of hypertension, a common disorder in which blood pressure remains abnormally high. Approximately 73% of the more than 50 million adult Americans who have hypertension, are not adequately treated.

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics and anti-thrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Derek Reimer	Don Bain
Chief Financial Officer	Director of Investor & Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicureinc.com
Web: www.medicureinc.com